

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 15, 2021

Jane Lam
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, New York 10036

> **Re: Morgan Stanley Capital I Inc.**
> **Registration Statement on Form SF-3**
> **Filed September 23, 2021**
> **File No. 333-259741**

Dear Ms. Lam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please provide us with your legal analysis as to why you have not qualified the pooling and servicing agreement under the Trust Indenture Act ("TIA"), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

Form of Prospectus

Risk Factors—page 55

2. To the extent that you believe investors in these asset-backed securities may be impacted
    by climate related events, including, but not limited to, existing or pending legislation or
    regulation that relates to climate change, please consider revising your disclosure to
    describe these risks. See the Commission's Guidance Regarding Disclosure Related to
    Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Part II – Information Not Required in Prospectus

Item 14. Exhibits

3. We note that your list of exhibits indicates that Exhibit 36.1 (Depositor Certification for
    shelf offerings of asset-backed securities) is attached to your registration statement.
    However, this exhibit does not appear to have been included with your filing. Please file
    this exhibit and your other remaining exhibits with your next amendment. Refer to Item
    1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

    You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3262 if you have any questions.


Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance


cc: Michael Keenan, Morgan Stanley
       Eli Shindelman, Sidley Austin LLP